

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-mail
Mary S. Wolf, President
Redstone Literary Agents Inc.
1842 E Campo Bello Drive
Phoenix, AZ 85022

> **Re:** **Redstone Literary Agents Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 19, 2011**
> **File No. 333-173164**

Dear Ms. Wolf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Information About Our Company, page 3

1. We note the revision to your disclosure in the first paragraph. Please revise to disclose that cash in the bank also consists of cash generated through related party loans.

Dilution, page 8

2. We reviewed your responses to comments three and four in our letter dated July 18, 2011 and the revisions to your disclosure. The net tangible book value and book value per share at June 30, 2011 disclosed in the second paragraph differs from that reflected in or computed from your financial statements. Please revise. In addition, please (i) disclose the amount of unpaid offering expenses considered in the computation of net tangible book value and net tangible book value per share after giving the effect to the offering and (ii) tell us the line item in your financial statements that includes the amount of offering expenses incurred and paid as of June 30, 2011.

3. Please disclose that the investment by your existing stockholder includes a subscription receivable of $5,000. Please provide similar disclosure in the third paragraph of "Liquidity and Capital Resources" on page 22.

Description of our Business, page 11

4. We note your response to comment five in our letter dated July 18, 2011. We also note that you have provided a revenue model. In this regard, please augment your disclosure to discuss how many authors you will need to represent to be profitable and the number of authors you expect to contract with on an annual basis.

Current Market Trends, page 19

5. We note your response to comment 10 in our letter dated July 18, 2011. We reissue our comment. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Certain Relationships and Related Party Transactions, page 27

6. Please revise to include a discussion of the related party loan of $2,500 disclosed on page F-7 in Note 6 in the Notes to Financial Statements, June 30, 2011.

Audited Financial Statements

Statements of Income, page F-10

7. We reviewed your response to comment 12 in our letter dated July 18, 2011 and the revisions to your disclosure. As previously requested, please re-label the statement as "Statement of Operations" to reflect the fact that you have reported a net loss.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara L. Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director